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                                                                    EXHIBIT 99




                                February 2, 2001

                Analytical Surveys, Inc.       Pfeiffer Public Relations, Inc.
                Michael Renninger                                   Geoff High
                Chief Financial Officer                           303/393-7044
                mrenninger@anlt.com                       geoff@pfeifferpr.com

                 ANALYTICAL SURVEYS ANNOUNCES AGREEMENT TO SELL
                             COLORADO SPRINGS OFFICE

INDIANAPOLIS, Indiana -- Analytical Surveys, Inc., (ASI) (Nasdaq National Market-ANLT), a provider of customized data conversion and digital mapping services for the geographic information systems ("GIS") market, today announced it has signed a letter of intent to sell substantially all of the assets of its Colorado Springs, Colorado-based land mapping office. The Sanborn Map Company, Inc., a subsidiary of DMG Information, Inc. ("DMGI") which itself is part of the Daily Mail & General Trust plc, an international media group, will acquire the office for approximately $9.0 million in cash and the assumption of certain liabilities. The business will operate as a division of The Sanborn Map Company, Inc., based in Pelham, New York.

ASI management said the sale will allow the Company to reduce corporate debt and will enable management to concentrate on operations associated with ASI's other offices, which focus primarily on data management services for the utility and telecommunications industries and certain land-mapping services, such as cadastral mapping.

"This transaction represents an important step in our efforts to strengthen our financial position and focus our operational plans," said Norm Rokosh, ASI's president and CEO. "We continue the process of building on our current business opportunities in the data management services industry."

Rokosh added, "We believe this transaction will benefit all parties involved. Sanborn and DMGI have a superb reputation and we are confident that this sale will benefit both the employees and customers of the Colorado Springs office. ASI and Sanborn will work closely with customers to ensure a seamless transition of all current contracts."

Pankaj Desai, president of The Sanborn Map Company, said, "The business will continue to operate out of Colorado Springs. This acquisition fits into our strategy of creating regional hubs for mapping services. We have successfully integrated a number of acquisitions in the last several years and believe the Colorado Springs operation will bring substantial strength to Sanborn."




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Completion of the transaction, which is contingent on customary approvals, is anticipated before May 2001.

DMG Information is an information publisher with activities in the education and business-to-business markets. Its business-to-business division activities are predominantly in the U.S.A. and comprise companies active in the real estate, insurance and related financial services, and health and safety markets in addition to the provision of mapping and geographic information by The Sanborn Map Company. DMGI has operations in the U.K., U.S.A., Australia and Asia, and is headquartered in Stamford, Connecticut. Its parent, the Daily Mail & General Trust plc, had revenues of approximately $2.7 billion in fiscal year 2000 and is listed on the London Stock Exchange.

Founded in 1866, The Sanborn Map Company is the oldest mapping company in the United States. Based in Pelham, New York, Sanborn offers photogrammetric mapping, data conversion, and comprehensive GIS services to engineering companies, government entities, utilities and the telecommunications industry.

Analytical Surveys provides customized data conversion, digital mapping and consulting services for the spatial data markets. Geospatial data is used for a variety of applications, including the creation of GIS. A GIS is a high-resolution, large-scale, richly detailed "intelligent map" that allows users to input, update, query, analyze and display detailed information about a geographic area. Geographic information systems are widely used by utilities, state and local governments, federal agencies and commercial businesses to manage massive infrastructures effectively, to improve operating efficiencies and to analyze future demand for facilities. The Company's traditional markets have been utilities and state and local governments.

Certain statements made in this news release are forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Results may differ materially from the Company's expectations. A number of uncertainties and other factors could cause actual results to differ materially from such forward-looking statements, including, but not limited to, the possibility that the Company will not be awarded contracts in the numbers, for the amounts, or at the time that the Company currently expects, and therefore, that overall contract volume does not increase. The forward-looking statements are also based on assumptions related to the growth of the Company's consulting services, as to which there can be no assurance. A more detailed description of factors that could affect the Company's financial results are included in the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.
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